Filed by Portugal Telecom, SGPS, S.A.

pursuant to Rules 425 and 163 of the Securities Act of 1933

Subject Companies: Portugal Telecom, SGPS, S.A.

Commission File No.: 001-13758

Oi S.A.

Commission File No.: 001-15256

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi S.A. (“Oi”), (2) the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. or another company identified for this purpose (“CorpCo”), on the one hand, and Oi, on the other hand, and (3) the proposed merger (incorporação) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) with and into CorpCo (these transactions, together with any other transactions related thereto, the “Business Combination”).

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom, Oi or CorpCo.

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to Portugal Telecom, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.

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DESCRIPTIONS OF CERTAIN AGREEMENTS
IN CONNECTION WITH THE BUSINESS COMBINATION

Explanatory Note: On February 19, 2014, the parties to the proposed business combination among Portugal Telecom, SGPS, S.A. (“Portugal Telecom”), Oi S.A.(“Oi”) and Telemar Participações S.A. (“TmarPart”) executed certain definitive agreements relating to the transaction.  On February 27, 2014, Portugal Telecom filed an amendment to its previously filed Statement on Schedule 13D (the “Schedule 13D Amendment”) with the Securities and Exchange Commission (“SEC”) that described several agreements executed on February 19, 2014.

Set forth below are the descriptions of the agreements included in the Schedule 13D Amendment, and the related agreements are attached hereto as exhibits.

Share Exchange Agreements

On February 19, 2014, Bratel Brasil S.A. (“Bratel”) executed separate share exchange agreements with Andrade Gutierrez S.A. (“AG”) and Jereissati Telecom S.A. (“Jereissati”), with respect to Pasa Participações S.A. (“Pasa”) and EDSP75 Participações S.A. (“EDSP75”), respectively, and, as intervening parties, Jereissati and AG, respectively, and Pasa, AG Telecom Participações S.A. (“AG Telecom”), EDSP75, LF Tel. S.A. (“LF Tel”) and Fundação Atlântico de Seguridade Social (“FASS”), in order to undertake partial spin-offs of the shares of CTX Participações S.A. (“CTX”) (and, indirectly, Contax Participações S.A. (“Contax”) held by them, to be held by newly formed entities (the “CTX Holdcos”).

Subject to the satisfaction of certain conditions precedent, including the completion of the spin-offs of the shares of CTX to be held by the CTX Holdcos and the completion of the capital increase of Oi (the “Oi Capital Increase”) (including the contribution of the assets to be transferred to PT Portugal (“PT Assets”)), Bratel, and AG and Jereissati, agreed to exchange all shares of the CTX Holdcos’ stock capital held by Bratel, as well as 50% (fifty percent) of the shares of CTX and Contax stock capital held by Bratel, for common shares of Pasa and EDSP75 held by AG and Jereissati, respectively.

If all conditions precedent are not satisfied by October 1, 2014, the parties are not obligated to proceed with the exchange of shares described above and will have the right to rescind the share exchange agreements.

Reorganization of TmarPart

In connection with, and following, the spin-off of the shares of CTX (and, indirectly, Contax) and the completion of the share exchanges, the parties to the Business Combination will undertake a number of steps to implement a reorganization of TmarPart (the “TmarPart Reorganization”), including (1) the incorporation of AG Telecom by Pasa, (2) the incorporation of LF Tel by EDSP75, (3) the incorporation of Pasa and EDSP75 by Bratel, (4) the partial spin-off of TmarPart, comprising of an investment in Oi proportional to the capital interest of TmarPart in Bratel, with the incorporation of the such spin-off assets from Bratel, (5) the spin-off of Bratel with the transfer of its remaining capital interest in TmarPart to Marnaz Holdings S.A. (“Marnaz”), (6) the incorporation of Bratel by Oi.

The reorganization of TmarPart is conditioned upon (1) the effective completion of the Oi Capital Increase, (2) the settlement of the AG Telecom, LF Tel and TmarPart indebtedness, (3) the merger of shares of Oi into TmarPart (the “Merger of Shares”) and (4) the proposed merger of Portugal Telecom with and into TmarPart (the “Portugal Telecom Merger”).

Amendments to Shareholders’ Agreements

As part of the reorganization of TmarPart described above, the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement were amended on February 19, 2014 by the shareholders parties thereto to provide that the parties agree to exercise their voting rights to approve each step of the Business Combination, including the steps described under “Reorganization of TmarPart” above.

The amendments to the shareholders’ agreements provide that, if the Oi Capital Increase occurs and any of the subsequent steps of the Business Combination, including the Merger of Shares and the TmarPart Reorganization, does not occur by December 31, 2014, the shareholders will use their best efforts to implement the TmarPart Reorganization and Oi to achieve the same goals intended with the Business Combination, although without the obligation to implement the TmarPart Reorganization, the Merger of Shares and the Portugal Telecom Merger.

In case the Business Combination is not completed by December 31, 2014, (1) any of the shareholders parties to the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement may send a notification of non-occurrence of the reorganization and require the adoption of the necessary measures in order for Bratel, PTB2 S.A. (“PTB2”), AG and Jereissati to receive shares of capital stock of Oi held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interest in those entities, and (2) the qualified quorums provided in the Global Shareholders’ Agreement will be adjusted considering the percentage interests held by BNDES Participações S.A.—BNDESPAR (“BNDESPAR”), Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI (“PREVI”), Fundação Petrobras de Seguridade Social—PETROS (“PETROS”) and Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF (“FUNCEF”) on December 31, 2014, in order to ensure that the voting rights of such shareholders are equal to those on February 19, 2014, and provided they have not reduced their respective capital interests before December 31, 2014 through the sale of shares to third parties that are not original signatories of the Global Shareholders’ Agreement or their related parties.  An amendment to the Global Shareholders’ Agreement would be executed on December 31, 2014 in order to reflect such adjustments.

Agreements to Terminate the Shareholders’ Agreements

On February 19, 2014, together with the amendments described above, the parties to each of the shareholders’ agreements described above entered into agreements to terminate each such shareholders’ agreement, subject to the satisfaction of the following conditions precedent in connection with the several steps of the Business Combination: (1) the incorporation of Pasa into Bratel, for the Pasa Shareholders’ Agreement, (2) the incorporation of EDSP75 into Bratel, for the EDSP75 Shareholders’ Agreement, and (3) the effective completion of the Merger of Shares and the Portugal Telecom Merger, for the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement.

Temporary Voting Agreement of the Shareholders of Oi and TmarPart

On February 19, 2014, Portugal Telecom executed a temporary voting agreement with Caravelas Fundo de Investimento em Ações (“Caravelas”) (an investment vehicle managed by an affiliate of Banco BTG Pactual S.A.), Bratel, TmarPart, AG, Jereissati and, as intervening party, Oi, for the purpose of approving, among other things, the Merger of Shares and the Portugal Telecom Merger.

The parties thereto agreed to (1) call a meeting of Oi shareholders to engage the valuation bank and to approve the corresponding valuation reports as part of the steps of the TmarPart Reorganization, (2) vote in favor of the Merger of Shares and (3) vote in favor of the Portugal Telecom Merger.

The temporary voting agreement will remain in effect until the earlier of the Portugal Telecom Merger and December 31, 2014.

Attached to the Temporary Voting Agreement of the Shareholders of Oi and TmarPart described above are the forms of the related (i) Protocol and Justification for the Merger of Bratel into Oi, which sets forth the terms of the merger of Bratel with and into Oi (including that the shareholders of Bratel, which at that time will include Portugal Telecom, Venus RJ Participações S.A. (“Venus”) (a company to be controlled by AG) and Sayed RJ Participações S.A. (“Sayed”) (a company to be controlled by Jereissati), will receive the Common Shares and preferred shares of Oi held by Bratel), as a step in the Reorganization of TmarPart, and (ii) Protocol and Justification for the Merger of Shares of Oi into TmarPart, which sets forth the terms of the Merger of Shares of Oi with TmarPart (including that each Common Share of Oi will be exchanged for a common share of TmarPart and each 1.0857 preferred shares of Oi will be exchanged for a common share of TmarPart).

Agreement by Portugal Telecom to Subscribe for Shares of Oi

On February 19, 2014, Portugal Telecom executed an agreement to subscribe for shares of capital stock of Oi, in connection with the Oi Capital Increase, by contributing assets of Portugal Telecom (the “Portugal Telecom Assets”).  The Oi Capital Increase is expected to have a total value of R$14.1 billion, with a minimum of R$7.0 billion to be subscribed in cash (and with a target of R$8.0 billion), and the remainder in Portugal Telecom Assets.

Subject to the satisfaction of certain conditions, Portugal Telecom agrees to subscribe for shares of Oi issued in connection with the Oi Capital Increase, pursuant to subscription orders to be submitted by Portugal Telecom, through the contribution to Oi of the shares of PT Portugal, SGPS, S.A. (“PT Portugal”) to Oi.  The price per share will be equivalent to the price per share in the cash portion of the Oi Capital Increase, which will be determined through a bookbuilding process in connection with a global offering. The economic value of PT Portugal, and consequently of the Portugal Telecom Assets, was determined by a valuation report prepared by Banco Santander (Brasil) S.A.  The valuation report has been submitted for the approval of the general shareholders’ meetings of Oi and Portugal Telecom, each scheduled to be held on March 27, 2014.  After the shares of PT Portugal have been transferred by Portugal Telecom to Oi, Oi has agreed to succeed to the rights and obligations of Portugal Telecom under contracts, so long as those contracts have been indicated in the documents for the global offering component of the Oi Capital Increase.

Among the conditions precedent for Portugal Telecom to subscribe to the Oi Capital Increase are: (1) the approval of the valuation report of the Portugal Telecom Assets by the shareholders of Oi, (2) the approval by the Brazilian telecommunications regulator, Agência Nacional de Telecomunicações (“ANATEL”), and the Portuguese competition authority, Autoridade de Concorrência, of the Business Combination and (3) the approval of creditors of Portugal Telecom, where necessary to complete the Business Combination, including waivers of creditors of Portugal Telecom.

Among the conditions for Portugal Telecom to close are: (1) a successful global offering in Brazil and in the international markets of at least R$7.0 billion by Oi, (2) the submission of a subscription order in the global offering by Caravelas and by shareholders of TmarPart of at least R$2.0 billion and (3) the settlement of the Oi Capital Increase within a maximum of 70 (seventy) days from the date of the first call of the meeting of the shareholders of Oi.

If the conditions are not met or waived by October 1, 2014, Portugal Telecom may, in its sole discretion, rescind the contract.  The contract can be terminated (1) by either party, if the closing of the proposed transaction does not occur by October 1, 2014, (2) by Portugal Telecom, if, after the bookbuilding process, Portugal Telecom is expected to hold an interest of less than 36.6% of the total voting capital of CorpCo, assuming the consummation of the Merger of Shares, or (3) by Oi if, after the bookbuilding process, Portugal Telecom is expected to hold an interest of more than 39.6% of the total voting capital of CorpCo, assuming the consummation of the Merger of Shares.  Furthermore, if the agreement is terminated for any reason other than due to a breach of contract by Portugal Telecom, Oi agrees to reimburse Portugal Telecom in an amount up to US$10.0 million for documented costs of Portugal Telecom’s obtaining third-party approvals in its liability management process.

Agreement to Assign Priority Subscription Rights

On February 19, 2014, Portugal Telecom executed a private undertaking with respect to the assignment of priority subscription rights for the capital stock of Oi, among TmarPart, Valverde Participações S.A. (“Valverde”), AG Telecom and LF Tel. Under the agreement, TmarPart, Valverde, AG Telecom and LF Tel agree to assign and transfer to Portugal Telecom their priority subscription rights corresponding to 448,243,246 shares of capital stock issued by Oi, representing 290,549,788 commons shares of capital stock and 157,693,458 preferred shares of capital stock.

The agreement is intended to provide the priority subscription rights to Portugal Telecom necessary for Portugal Telecom to subscribe for shares of Oi in the Oi Capital Increase pursuant to the agreement described above.  The agreement to assign priority subscription rights will remain in effect until the agreement by Portugal Telecom to subscribe for shares of Oi is in effect or until definitive agreements are executed in order transfer the priority rights.

Debenture Subscription Agreements and Private Deeds

On February 19, 2014, Bratel executed separate debenture subscription agreements of Pasa and EDSP75, with the issuer companies and Venus and Sayed, respectively (collectively, the “Bratel Debentures Subscription Agreements”).  On the same date, PTB2 S.A. (“PTB2”), a subsidiary of Bratel, also executed separate debenture subscription agreements of Venus and Sayed respectively (collectively, the “PTB2 Debentures Subscription Agreements”).  On the same date, AG Telecom and LF Tel executed separate debenture subscription agreements with Pasa and EDSP75, respectively (collectively, the “Pasa/EDSP75 Debentures Subscription Agreements”), and signed a debenture subscription agreement with TmarPart (the “TmarPart Debentures Subscription Agreement”).

The Bratel Debentures Subscription Agreements

On February 19, 2014, Bratel agreed, subject to conditions, (1) together with Venus, to subscribe for one Series A debenture in an aggregate principal amount equal to R$938.5 million, convertible into 388,081,549 common shares, and one Serie B debenture in an aggregate principal amount equal to R$1,455.5 million, convertible into 388,081,549 common shares and 213,739,263 preferred shares issued by Pasa, and (2) together with Sayed, to subscribe for one Serie A debenture in an aggregate principal amount equal to R$938.5 million, convertible into 762,969,285 common shares, and one Serie B debenture in an aggregate principal amount equal to R$1,455.5 million, convertible into 762,969,285 common shares and 420,211,919 preferred shares issued by EDSP75.  The debentures will be issued on the date of the General Shareholders’ Meeting of Pasa and EDSP75, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Oi Capital Increase. The debentures will be mandatorily converted into common shares of TmarPart on the date of the Merger of Shares of Oi by TmarPart. The proceeds will be used solely for the payment of all of the indebtedness of Pasa and EDSP75, respectively, or their controlled subsidiaries.

The primary condition precedent to the settlement of the debentures is the settlement of the Oi Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above.  If the conditions precedent are not satisfied by October 1, 2014, Pasa and EDSP75 will, respectively, redeem and cancel their debentures, and Bratel, together with Venus and Sayed, will be, respectively, released from their obligations under the Bratel Debentures Subscription Agreements.

The PTB2 Debentures Subscription Agreements

On the same date of the Bratel Debentures Subscription Agreements, PTB2 agreed, subject to conditions, to subscribe for (1) one debenture in an aggregate principal amount equal to R$938.5 million, convertible into 208,599,126 common shares and 179,482,423 preferred shares issued by Venus, and (2) one debenture in an aggregate principal amount equal to R$938.5 million, convertible into 410,106,399 common shares and 352,862,887 preferred shares issued by Sayed.  The debentures will be issued on the date of the General Shareholders’ Meeting of Venus and Sayed, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Oi Capital Increase. The proceeds will be used solely for the payment of all of the indebtedness of Venus and Sayed, respectively, or their controlled subsidiaries.

The PTB2 Debentures Subscription Agreements have similar conditions precedent to the settlement of the debentures, most importantly the settlement of the Oi Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above.  If the conditions precedent are not satisfied by October 1, 2014, Venus and Sayed will, respectively, redeem and cancel their debentures, and PTB2 will be released from its obligations under the PTB2 Debentures Subscription Agreements.

The Pasa/EDSP75 Debentures Subscription Agreements

On February 19, 2014, Pasa and EDSP75 agreed, subject to conditions, to subscribe for (1) one debenture in an aggregate principal amount equal to R$2,394.0 million, convertible into 691,446,091 common shares issued by AG Telecom, and (2) one debenture in an aggregate principal amount equal to R$2,394.0 million, convertible into 1,359,384,726 common shares issued by LF Tel.  The debentures will be issued on the date of the General Shareholders’ Meeting of AG Telecom and LF Tel, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Oi Capital Increase. The proceeds will be used solely for the payment of all of the indebtedness of AG Telecom and LF Tel, respectively, or their controlled subsidiaries.

The Pasa/EDSP75 Debentures Subscription Agreements are also conditioned upon the settlement of the Oi Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above.  If the conditions precedent are not satisfied by October 1, 2014, AG Telecom and LF Tel will, respectively, redeem and cancel their debentures, and Pasa and EDSP75 will be, respectively, released from their obligations under the PTB2 Debentures Subscription Agreements.

The TmarPart Debenture Subscription Agreement

Also on February 19, 2014, AG Telecom and LF Tel agreed, subject to conditions, to subscribe for debentures in an aggregate principal amount equal to R$3,428.0 million, convertible into 2,212,047,712 common shares issued by TmarPart. The debentures will be issued on the date of the General Shareholders’ Meeting of TmarPart that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Oi Capital Increase. The debentures will be mandatorily converted into common shares of TmarPart on the date of the Merger of Shares of Oi by TmarPart.  The proceeds will be used solely for the payment of all of the indebtedness of TmarPart, and the early redemption, in local currency, of all preferred shares issued by TmarPart.

The primary condition precedent to the settlement of the debentures is the settlement of the Oi Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above. If the conditions precedent are not satisfied by October 1, 2014, TmarPart will redeem and cancel its debentures, and AG Telecom and LF Tel will be released from their obligations under the TmarPart Debentures Subscription Agreements.

The Private Deeds

Attached to each of the Debenture Subscription Agreements described above is the form of a related Private Deed that sets forth the necessary corporate authorizations, the legal requirements for the issuance of the debentures, the specific characteristics of the issuance (including number of the series, aggregate amount, unit principal amount, payment and use of proceeds) and the terms of the debentures (including issuance date, quantity to be issued, mandatory conversion into common shares, subscription and settlement processes, and settlement date). The Private Deed for each series of debentures is expected to be executed on the date of issuance of those debentures.

TABLE OF CONTENTS

1.                                      Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation).

2.                                      Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Andrade Gutierrez S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation).

3.                                      Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation).

4.                                      Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation).

5.                                      Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

6.                                      Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

7.                                      First Amendment to the Shareholders’ Agreement of Pasa Participações S.A. (1º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation).

8.                                     Terms of Termination of the Shareholders’ Agreement of Pasa Participações S.A. (Termo de Resilição do Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

9.                                      First Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A. (1º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation).

10.                               Terms of Termination of the Shareholders’ Agreement of EDSP75 Participações S.A. (Termo de Resilição do Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

11.                               Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (to be referred to as “CorpCo”) (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada “CorpCo”)), dated February 19, 2014, among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation).

12.                               Subscription Agreement for Shares of Capital Stock Issued by Oi S.A. (Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated February 19, 2014, between Oi S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

13.                               Private Instrument of Commitment to Assign Priority Rights (Instrumento Particular de Compromisso de Cessão de Direito de Prioridade), dated February 19, 2014, among Telemar Participações S.A., Valverde Participações S.A., AG Telecom Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation).

14.                               Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Venus RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Venus RJ Participações S.A.), dated as of February 19, 2014, between PTB2 S.A. and Venus RJ Participações S.A. (English Translation).

15.                              Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Sayed RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Sayed RJ participações S.A.), dated as of February 19, 2014, between Sayed RJ Participações S.A. and PTB2 S.A. (English Translation).

16.                               Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of Pasa Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da Pasa Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A., Bratel Brasil S.A. and Venus RJ Participações S.A. (English Translation).

17.                               Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of EDSP75 Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da EDSP75 Participações S.A.), dated as of February 19, 2014, among EDSP75 Participações S.A., Bratel Brasil S.A. and Sayed RJ Participações S.A. (English Translation).

18.                               Debenture Subscription Agreement for the Third Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of AG Telecom Participações S.A. (Contrato de Subscrição de Debêntuntes da Terceira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da AG Telecom Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A. and AG Telecom S.A. (English Translation).

19.                               Debenture Subscription Agreement for the Fifth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of LF Tel S.A. (Contrato de Subscrição de Debêntuntes da Quinta Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da LF Tel Participações S.A.), dated as of February 19, 2014, among LF Tel S.A. and EDSP75 Participações S.A. (English Translation).

20.                               Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Provada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation).